

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Yoko Miyashita
Chief Executive Officer
Leafly Holdings, Inc. /DE
111 S Jackson Street, Suite 531
Seattle, WA 98104

      Re: Leafly Holdings, Inc. /DE
           Registration Statement on Form S-1
           Filed July 28, 2022
           File No. 333-266361

Dear Ms. Miyashita:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Heather Emmel